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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                   NuCo2, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629428103
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2003
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule  13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  NuCo2, Inc.                                        CUSIP NO.: 629428103


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P. (as successor by merger of Chase Capital Investments, L.P. with and into J.P. Morgan Partners (BHCA), L.P.)

          13-337-1826
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                       5.  Sole Voting Power        1,332,042 (includes Warrants
                                                    for 665,403 and Options for
                                                    12,000 shares and
                                                    Convertible Preferred Stock
                                                    for 654,639 Shares)
  Number of Shares     ---------------------------------------------------------
  Beneficially Owned   6.  Shared Voting Power
  by Each Reporting    ---------------------------------------------------------
  Person With:         7.  Sole Dispositive Power   1,332,042 (includes Warrants
                                                    for 665,403 and Options for
                                                    12,000 shares and
                                                    Convertible Preferred Stock
                                                    for 654,639 Shares)
                       ---------------------------------------------------------
                       8.  Shared Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by    1,332,042 (includes Warrants
          Each Reporting Person                     for 665,403 and Options for
                                                    12,000 shares and
                                                    Convertible Preferred Stock
                                                    for 654,639 Shares)
                  --------------------------------------------
     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                   -------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9) 11.1%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  NuCo2, Inc.                                        CUSIP NO.: 629428103


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person and to reflect the vesting of Options and the payment of PIK dividends on the Convertible Preferred and the anti-dilution adjustment of the Warrants effective August 22, 2002.

ITEM 1.

          (a)  NAME OF ISSUER:

               NuCo2, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2800 SE Market Place
               Stuart, Florida  34997


ITEM 2.

          (a)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (c)  CITIZENSHIP:

               Delaware

          (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (e)  CUSIP NUMBER:

               629428103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               1,332,042, composed of (a) immediately exercisable warrants for 665,403 shares; (b) options to purchase 6,000 shares (one-third of which are exercisable commencing October 20, 2000, one-third of which are exercisable commencing October 20, 2001, and one-third of which are exercisable commencing October 20, 2002),
               (c) options to purchase 10,000 shares (one-fifth of which are exercisable commencing January 2, 2001, one-fifth of which are exercisable commencing January 2, 2002, one-fifth of which are exercisable

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  NuCo2, Inc.                                        CUSIP NO.: 629428103


               commencing January 2, 2003, one-fifth of which are exercisable commencing January 2, 2004 and one-fifth of which are exercisable commencing January 2, 2005 (d) convertible preferred stock, which is immediately convertible into 654,639 shares.


          (B)  PERCENT OF CLASS:

               11.1% (as of December 31, 2002)

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) 1,332,042 (includes Warrants for 665,403 and Options for 12,000 shares and Convertible Preferred Stock for 654,639 Shares)

               (ii)  Not applicable.

               (iii) 1,332,042  (includes  Warrants  for 665,403 and Options for
                     12,000 shares and Convertible Preferred Stock for 654,639 Shares)

               (iv)  Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  NuCo2, Inc.                                        CUSIP NO.: 629428103


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003


                         J.P. MORGAN PARTNERS (BHCA), L.P.


                         By: JPMP Master Fund Manager, L.P., its General Partner


                         By: JPMP Capital Corp., its General Partner


                         By:  /s/ Jeffrey C. Walker
                             ---------------------------------------------------
                             Name:    Jeffrey C. Walker
                             Title:   President


SEC 1745 (3-98)